FOR IMMEDIATE RELEASE

KBRIDGE ENERGY CORP.

(formerly known as Blue Marble Media Corp.)

5836 S. Pecos Road, Suite 104

Las Vegas, Nevada   89120

N E W S   R E L E A S E

Las Vegas, NV –KBridge Energy Corp. (the “Company”) announces that, effective December 1, 2011, Mr. Kim Taek Ryong has been appointed as a director and President of the Company.

The Company also announces that the name of the Company has been changed from Blue Marble Media Corp. to KBridge Energy Corp., effective December 8, 2011.

Dated at Las Vegas, Nevada, this 12th day of December, 2011.

ON BEHALF OF THE BOARD OF

KBRIDGE ENERGY CORP.